April 5, 2012

Via E-mail EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 1-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (hereinafter “we” or the “Company”) is in response to the comments of the Staff in a letter dated March 12, 2012 from Mr. John Cash, regarding the above-referenced Form 10-K and Form 10-Q.

Set forth below are responses to the Staff’s comments. For your convenience, each response follows the sequentially numbered comment from the Staff’s letter of March 12, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	Please note that we are continuing to review your response letter dated February 29, 2012.

Company Response (1):

We acknowledge and appreciate the Staff’s continuing review of our prior responses.

2.	We note your response to prior comment one from our letter dated December 23, 2011. Please revise future filings to include a specific and comprehensive discussion of how you determined that your consolidation of the Longmen Joint Venture and Hualong, Tongxing and Huatingyulong is appropriate.

Company Response (2):

We hereby confirm that in our upcoming Annual Report on Form 10-K, and in our future filings with the Commission, we will include a specific and comprehensive discussion of how we determined that our consolidation of Longmen Joint Venture and Hualong, Tongxing and Huatingyulong is appropriate.

In our forthcoming Annual Report on Form 10-K, we will include the following discussion in Item 1, “Business” section, and Note 2, “Summary of significant accounting policies” in the footnotes. We would appreciate any comments the Staff may have on this proposed disclosure.

The disclosure we plan to include in our upcoming Annual Report on Form 10-K is shown as follows:

Principles of Consolidation – subsidiaries

Longmen Joint Venture has three consolidated subsidiaries (Hualong, Tongxing and Huatianyulong) in which Longmen Joint Venture does not hold a controlling equity interest.

Hualong, Tongxing and Huatinanyulong are separate legal entities established in the PRC as limited liability companies and subsequently, they were acquired by Longmen Joint Venture in June 2007, January 2008 and July 2008, respectively.

Prior to and subsequent to their acquisition by Longmen Joint Venture, those three entities have been operating as self-sustaining integrated sets of activities and assets conducted and managed for the purpose of providing a return to shareholders consisting of all the inputs, processes and outputs, which has indicated their business nature as defined in ASC 805-10-20. A step by step examination approach then has been undertaken to determine whether the aforementioned entities are eligible for a scope exception under ASC 810-10-15-17(d). After a comprehensive analysis, the Company has concluded that none of the conditions of ASC 810-10-15 and, in particular 810-10-15-14 were met upon acquisition. Therefore, Hualong, Tongxing and Huatianyulong are not VIEs. Further consideration was given to whether consolidation was appropriate under the voting interest model, specifically, ASC 810-10-15-8 which states that the power to control may also exist with a lesser percentage of ownership (i.e. less than 50%).

Hualong

Longmen Joint Venture, the single largest shareholder, holds a 36.0% equity interest in Hualong. The other two shareholders, who own 34.67% and 29.33% respectively, have assigned their voting rights to Longmen Joint Venture in writing at the time of the acquisition of Hualong. The voting rights have been assigned through the date Hualong ceases its business operation or the other two shareholders sell their interest in Hualong.

Hualong’s main business is to supply refractory. For the years ended December 31, 2008, 2009 and 2010, 97.4%, 99.7% and 92.1% sales of Hualong were generated through sales to Longmen Joint Venture, respectively.

Tongxing.

Longmen Joint Venture holds a 22.76% equity interest in Tongxing and hundreds of employees of Longmen Joint Venture own the remaining 77.24%. Each individual employee shareholder comprising the remaining 77.24% has assigned its voting rights to Longmen Joint Venture in writing at the time of the acquisition of Tongxing. The voting rights have been assigned through the date Tongxing ceases its business operation or the employees sell their interest in Tongxing.

Tongxing’s business highly relies on Longmen Joint Venture. Tongxing’s rebar processing is fully and solely engaged by Longmen Joint Venture. The metallurgical coke produced has been primarily sold to Longmen Joint Venture until August 2010 when the coke ovens were dismantled. Tongxing’s sales to Longmen Joint Venture has accounted for 98.3%, 98.4% and 98.4% of the total revenue for the year ended December 31, 2008, 2009 and 2010, respectively.

Huatianyulong

Longmen Joint Venture holds a 50.0% equity interest in Huatianyulong and the other unrelated shareholder holds the remaining 50.0%. The other shareholder has assigned its voting rights to Longmen Joint Venture in writing at the time of acquisition of Huatianyulong. The voting rights have been assigned through the date Huatianyulong ceases its business operation or the other unrelated shareholder sells its interest in Huatianyulong.

Huatianyulong mainly sells imported iron ore. For the consecutive three years from 2008 to 2010, more than 90% of its sales were generated through selling iron ore to Longmen Joint Venture, directly or indirectly.

The Company has determined that it is appropriate for Longmen Joint Venture to consolidate these three entities with appropriate recognition in the Company’s financial statements of the non-controlling interests in each entity, beginning on the acquisition dates as these were also the effective dates of the agreements with other stockholders granting a majority voting rights in each entity, and thereby, the power of control, to Longmen Joint Venture.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

3.	We note your response to prior comment two from our letter dated December 23, 2011. Please tell us how you considered Section 9.4 of the Unified Management Agreement in determining that it was appropriate to consolidate the Longmen Joint Venture. In this regard, given that the distribution plan is subject to adjustment after two years, please further explain how you concluded that you have a significant financial interest in Longmen Joint Venture. Please further explain how future adjustments may occur and how they will be calculated. Please also tell us how potential adjustments may impact the voting composition of the Supervisory Committee and the Board.

Company Response (3):

Section 9.4 of the Unified Management Agreement states that:

“Profits Distribution: Pre-tax profits of unified management are distributed to Party D and Party C's Hancheng Branch at the rate of 6:4. In two years, the distribution plan will be subject to adjustment based on each party’s actual investment in the unified management system.”

1)	Although Longmen JV has to share an increased portion of the profits with Shaanxi Steel as part of the lease payment over the lease term, we continue to have a significant financial interest in Longmen JV. In addition to the return of 36% of profits over the lease term of the assets, the Unified Management Agreement that we entered into on April 29, 2011 entrusted Longmen Joint Venture to manage the pooled assets as the principal operating entity and to be responsible for the daily operation of the new facilities.

2)	As described in the Unified Management Agreement, the profit distribution plan will be subject to adjustment based on each party’s actual investment in the unified management system. At this point, the Company does not foresee any major adjustments in the future and, to date, there have been no additional investments made by either party. The mechanism for possible adjustment ensures that the party or parties who invest significant additional amounts of money into system renovations or upgrades will be rewarded with proportionately more pre-tax profit, as such investments would be discouraged if no adjustment was made. We currently expect that adjustments, if any, will be minor and that the ratio will not change significantly because Longmen Joint Venture does not anticipate any significant expansion of capacity in the future. The Unified Management Agreement does not stipulate how such an adjustment would be calculated and as a result, this would be subject to separate negotiation between the parties.

3)	The composition of the Board and the Supervisory Committee will not vary based on the parties’ additional investments or any resulting changes in the profit sharing allocation. As such, the Company will not, and will not be required to, relinquish control of the Board of Longmen Joint Venture as a result of any adjustments to the profit sharing.

Based on the above, the Company will continue to control Longmen Joint Venture regardless of any future adjustment to the profit sharing allocation, and will also continue to have the obligation to absorb losses and the right to receive benefits from Longmen Joint Venture, based on the profit allocation despite any minor future adjustment. Given these considerations and the full analysis of ASC 810 included in our response to comment two in our letter dated December 23, 2011, we concluded that it is appropriate for the Company to consolidate Longmen Joint Venture.

This letter responds to all comments contained in Mr. Cash’s letter of March 12, 2012. If you have any questions, please do not hesitate to contact our attorney, Stephen D. Brook, at (617) 345-3722 or the undersigned at +86 (10) 5775-7691.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Mr. John Cash

Stephen D. Brook, Esq. (Burns & Levinson LLP)